SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549
                      ----------------------
                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                  Florida Rock Industries, Inc.
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                           341140 10 1
                          (CUSIP Number)

                           Lewis S. Lee
                Martin, Ade, Birchfield & Mickler, P.A.
                   One Independent Drive, Suite 3000
                     Jacksonville, Florida 32202
                          (904) 354-2050
          (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                        December 23, 1999
     (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     Rule 13d-1(b)
     Rule 13d-1(c)
XX   Rule 13d-1(d)









                       (Page 1 of 12 Pages)
                   Exhibit Index is on Page 11


                           SCHEDULE 13G


CUSIP No. 341140 10 1                        Page 2 of 12 Pages




1
Names of Reporting Persons/S.S. or I.R.S. Identification
No. of Above Person

                Baker Holdings, L.P.
                FEIN: 59-2560711



2
Check the Appropriate Box if a Member of a Group    (a) __
(See Instructions)                                  (b) __




3
SEC Use Only




4
Citizenship or Place of Organization

                 Delaware


 Number of
Shares

5

Sole Voting Power
  0                (See Item 4)


 Beneficially
Owned

6
Shared Voting Power
 4,108,172   (See Item 4)


 by Each
Reporting

7
Sole Dispositive Power
 0                 (See Item 4)


 Person with

8
Shared Dispositive Power
 4,108,172    (See Item 4)



9
Aggregate Amount Beneficially Owned by Each Reporting
Person
      4,108,172         (See Item 4)



10
Check if the Aggregate Amount in Row (9) Excludes Certain
Shares XX




11
Percent of Class Represented by Amount in Row (9)
     21.9%



14
Type of Reporting Person    (See Instructions)

     PN









                           SCHEDULE 13G


CUSIP No. 341140 10 1                        Page 3 of 12 Pages




1
Names of Reporting Person/ S.S or I.R.S. Identification
Nos. of Above Person

               Baker Investment Holdings, Inc.
               FEIN: 51-0395727



2
Check the Appropriate Box if a Member of a Group    (a) __
                                                    (b) __




3
SEC Use Only




4
Citizenship or Place of Organization

               Delaware


 Number of
Shares

5

Sole Voting Power
    0                      (See Item 4)


 Beneficially
Owned

6
Shared Voting Power
    4,108,172         (See Item 4)


 by Each
Reporting

7
Sole Dispositive Power
    0                      (See Item 4)


     Person
with

8
Shared Dispositive Power
    4,108,172         (See Item 4)



9
Aggregate Amount Beneficially Owned by Each Reporting
Person
      4,108,172         (See Item 4)



10
Check if the Aggregate Amount in Row (9) Excludes Certain
Shares   XX




11
Percent of Class Represented by Amount in Row (9)
      21.9%



12
Type of Reporting Person (See Instructions)
      CO


                           SCHEDULE 13G


CUSIP No. 341140 10 1                        Page 4 of 12 Pages




1
Names of Reporting Person/ S.S or I.R.S. Identification
Nos. of Above Person

               Edward L. Baker



2
Check the Appropriate Box if a Member of a Group    (a) __
                                                    (b) __




3
SEC Use Only




4
Citizenship or Place of Organization

               United States


 Number of
Shares

5

Sole Voting Power
    335,158              (See Item 4)


 Beneficially
Owned

6
Shared Voting Power
    4,109,900         (See Item 4)


 by Each
Reporting

7
Sole Dispositive Power
    352,814              (See Item 4)


     Person
with

8
Shared Dispositive Power
    4,109,900         (See Item 4)



9
Aggregate Amount Beneficially Owned by Each Reporting
Person
      4,605,036         (See Item 4)



10
Check if the Aggregate Amount in Row (9) Excludes Certain
Shares XX




11
Percent of Class Represented by Amount in Row (9)
      24.5%



12
Type of Reporting Person (See Instructions)
      IN


                           SCHEDULE 13G


CUSIP No. 341140 10 1                       Page 5 of 12 Pages




1
Names of Reporting Person/ S.S or I.R.S. Identification
Nos. of Above Person

               John D. Baker II



2
Check the Appropriate Box if a Member of a Group    (a) __
                                                    (b) __




3
SEC Use Only




4
Citizenship or Place of Organization

               United States


 Number of
Shares

5

Sole Voting Power
    847,047              (See Item 4)


 Beneficially
Owned

6
Shared Voting Power
    4,109,900           (See Item 4)


 by Each
Reporting

7
Sole Dispositive Power
    868,278              (See Item 4)


     Person
with

8
Shared Dispositive Power
    4,109,900           (See Item 4)



9
Aggregate Amount Beneficially Owned by Each Reporting
Person
      5,053,540         (See Item 4)



10
Check if the Aggregate Amount in Row (9) Excludes Certain
Shares XX




11
Percent of Class Represented by Amount in Row (9)
      26.9%



12
Type of Reporting Person (See Instructions)
      IN

     This Amendment No. 1 to Schedule 13G is filed with respect to an event occurring in December 1999. This reporting group previously filed a Schedule 13G on February 16, 1999. The reporting group at that time consisted of Baker Investments, Ltd., a Florida limited partnership (the "Partnership"), and Edward L. Baker and John D. Baker II, individually and as general partners of the Partnership. On or about December 23, 1999, the Partnership was converted into a Delaware limited partnership and was renamed Baker Holdings, L.P. At the same time, Edward L.
Baker and John D. Baker II contributed their general partnership interests in the Partnership to Baker Investment Holdings, Inc., a Delaware corporation, in exchange for shares of capital stock of Baker Investment Holdings, Inc. As a result, Baker Investment
Holdings, Inc., became the sole general partner of the Partnership. The undersigned hereby agree that this Amendment
No. 1 to Schedule 13G is filed jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Item 1.

     (a)  The name of the Issuer is Florida Rock Industries, Inc.

     (b) The Issuer's principal executive offices are located at 155 East 21st Street, Jacksonville, Florida 32206.

Item 2.

     (a) This Schedule 13G is filed on behalf of Baker Holdings, L.P., a Delaware limited partnership (the "Partnership"), Baker Investment Holdings, Inc., a Delaware corporation and the general partner of the Partnership (the "General Partner"), and Edward L. Baker and John D. Baker II, individually (collectively, the "Reporting Persons").

     (b) The principal executive offices of the Partnership and the General Partner are located at 300 Delaware Avenue,
Wilmington, Delaware 19801.

          The principal business address for the two individual
Reporting Persons, Edward L. Baker and John D. Baker II, is 155
East 21st Street, Jacksonville, Florida 32206.

     (c) The Partnership was organized as a Florida limited partnership to own, hold and vote the shares of common stock of the Issuer contributed by its partners. On December 23, 1999, the Partnership was converted into a Delaware limited partnership. The General Partner was organized as a Delaware corporation in December 1999 to serve as the new general partner of the Partnership. The individual Reporting Persons are brothers and are citizens of the United States.

     (d) This Schedule 13G relates to the common stock of the Issuer, par value $.10 per share.

     (e)  The CUSIP number of the common stock is 341141 10 1.

Item 3.

     Not applicable.


Item 4.

     (a)  Amount beneficially owned:*

               1)   Baker Holdings, L.P.:              4,108,172

               2)   Baker Investment Holdings, Inc.    4,108,172

               3)   Edward L. Baker:                   4,605,036

               4)   John D. Baker, II:                 5,053,540

               Total:                                  5,548,676
                                                       shares

     (b)  Percent of class:*

               1)   Baker Holdings, L.P.:              21.9%

               2)   Baker Investment Holdings, Inc.    21.9%

               3)   Edward L. Baker:                   24.5%

               4)   John D. Baker, II:                 26.9%

               Total:                                  29.6%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:*

               1)   Baker Holdings, L.P.:                 0

               2)   Baker Investment Holdings, Inc.       0

               3)   Edward L. Baker:                335,158

               4)   John D. Baker, II:              847,047

               Total:                             1,182,205

          (ii) Shared power to vote or to direct the vote:*

               1)   Baker Holdings, L.P.:              4,108,172

               2)   Baker Investment Holdings, Inc.    4,108,172

               3)   Edward L. Baker:                   4,109,900

               4)   John D. Baker, II:                 4,109,900

               Total:                                  4,109,900

          (iii)     Sole power to dispose or to direct the
disposition of:*

               1)   Baker Holdings, L.P.:                0

               2)   Baker Investment Holdings, Inc.      0

               3)   Edward L. Baker:                352,814

               4)   John D. Baker, II:              868,278

               Total:                             1,221,092

          (iv) Shared power to dispose or to direct the disposition of:*

               1)   Baker Holdings, L.P.:              4,108,172

               2)   Baker Investment Holdings, Inc.    4,108,172

               3)   Edward L. Baker:                   4,109,900

               4)   John D. Baker, II:                 4,109,900

               Total:                                  4,109,900

     In addition to the beneficial holdings set forth above, the Partnership and its partners may be deemed to constitute a "group" under Section 13(d)(3) of the Securities Exchange Act of 1934 for the purpose of acquiring, holding and disposing of the Issuer's securities. Pursuant to Rule 13d-5(b)(i), the shares beneficially owned by each partner may therefore be deemed to be beneficially owned by the Partnership and by virtue of their status as partners of the Partnership, to be beneficially owned by each individual Reporting Person. However, pursuant to Rule 13d-4, the Partnership disclaims beneficial ownership of the shares individually owned by its partners, and the General Partner and Messrs. Edward L. Baker and John D. Baker II each disclaim beneficial ownership of the shares owned by the other individual Reporting Persons.

          *Edward L. Baker has sole voting and dispositive powers with respect to 176,518 shares in the Edward L. Baker Living Trust, 38,843 shares held by him individually and with respect to 106,920 shares he holds as trustee for the minor children of John
D. Baker II (which shares are excluded from the beneficial ownership calculation for John D. Baker II).

          4,108,172 shares (approximately 21.7% of the Issuer's total number of shares outstanding) are directly owned by the Partnership. The General Partner and the Partnership have shared voting and dispositive power with respect to such shares. Edward
L. Baker and John D. Baker II are directors and shareholders of the General Partner and, accordingly, may be deemed to be the beneficial owners of such shares.

          Edward L. Baker has shared voting and dispositive powers with respect to 1,728 shares held as co-trustee of the Thompson S. Baker Living Trust.

          Edward L. Baker has sole voting and sole dispositive power over 555 shares in the Employee Stock Purchase Plan. Mr. Baker has sole dispositive power but no voting power over 29,978 shares in the Profit Sharing and Deferred Earnings Plan established by the Issuer. Mr. Baker also has sole voting power but no dispositive power over 12,322 shares held for his account pursuant to a Tax Reduction Act Employee Stock Ownership Plan ("TRAESOP") established by the Issuer.

          Edward L. Baker may be deemed to be the beneficial owner of 5,364 shares directly owned by his wife. Pursuant to Rule 13d-4, Mr. Baker disclaims such beneficial ownership.

          John D. Baker II has sole voting and dispositive power with respect to the 777,908 shares held by the John D. Baker II
Living Trust.

          John D. Baker has shared voting and dispositive powers with respect to 1,728 shares held as co-trustee of the Thompson
S. Baker Living Trust.

          John D. Baker II has sole voting power but no dispositive power with respect to 7,362 shares held for his account pursuant to a TRAESOP established by the Issuer.

          John D. Baker II has sole dispositive power but no voting power over 28,593 shares in the Profit Sharing and Deferred Earnings Plan established by the Issuer.

          John D. Baker II may be deemed to be the beneficial owner of 2,800 shares directly owned by his wife. Pursuant to Rule 13d-4, Mr. Baker disclaims such beneficial ownership.

          Pursuant to Rule 13d-3(d)(1)(i), John D. Baker II is deemed to be the beneficial owner of 68,000 shares of the Issuer's securities which he may acquire upon the exercise of stock options exercisable within sixty days of December 1, 1999. If John D. Baker II exercises these options, he will have sole voting and dispositive powers with respect to such shares.

          Pursuant to Rule 13d-3(d)(1)(i), Edward L. Baker is deemed to be the beneficial owner of 130,000 shares of the Issuer's securities which he may acquire upon the exercise of stock options exercisable within sixty days of December 1, 1999. If Edward L. Baker exercises these options, he will have sole voting and dispositive powers with respect to such shares.

Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

     Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the
Group.

     See Exhibit 1.

Item 9.  Notice of Dissolution of Group.

     Not applicable

Item 10.  Certification.

     Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:    February 10, 2000.

                                   BAKER HOLDINGS, L.P.

                                   By: Baker Investment Holdings,
                                       Inc.


                                   By: s/Lisa M. Oakes
                                       Lisa M. Oakes, President


                                   BAKER INVESTMENT HOLDINGS,
                                   INC.


                                   By: s/Lisa M. Oakes
                                       Lisa M. Oakes, President


                                   s/Edward L. Baker
                                   Edward L. Baker


                                   s/John D. Baker II
                                   John D. Baker II


                          EXHIBIT INDEX


Exhibit 1

     Identity of members of group.

                                                        Exhibit 1

Identity of members of group:

     Baker Holdings, L.P., a Delaware Limited Partnership
     Baker Investment Holdings, Inc., a Delaware corporation
     Edward L. Baker
     John D. Baker II